

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

June 14, 2017

Via E-mail
Mr. Stephen M. Nolan
Chief Financial Officer
Vista Outdoor, Inc.
262 North University Drive
Farmington, UT 84025

    RE: **Vista Outdoor, Inc.**
           Form 10-K for the Year Ended March 31, 2016
           Filed May 27, 2016
           File No. 1-36597

Dear Mr. Nolan:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and
Construction